Exhibit 99.1

InMode Reports Record Fourth Quarter and Full Year 2020 Financial Results;
Quarterly Revenues of $75.2 Million Represent 60% Year over Year Growth

YOKNEAM, Israel, February 10, 2021 /PRNewswire/--InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced consolidated financial results for its fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Highlights:

•
Record quarterly revenues of $75.2 million, an increase of 60% compared to the fourth quarter of 2019; 65% of quarterly revenues derived from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 28% from our recently introduced hands-free platforms and 7% from our traditional laser and non-invasive RF platforms

•	Record GAAP net income of $36.1 million, compared to $19.0 million in the fourth quarter of 2019; *non-GAAP net income of $39.9 million, compared to $19.3 million in the fourth quarter of 2019
•	Record GAAP diluted earnings per share of $0.85, compared to $0.46 in the fourth quarter of 2019; *non-GAAP diluted earnings per share of $0.94, compared to $0.46 in the fourth quarter of 2019
•	Total cash position of $260.5 million as of December 31, 2020, including cash and cash equivalents, marketable securities and short-term bank deposits

Full Year 2020 Highlights:

•
Record full year revenues of $206.1 million, an increase of 32% as compared to 2019; 62% of revenues derived from our proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments, 32% from our recently introduced hands-free platforms and 6% from our traditional laser and non-invasive RF platforms

•	Record GAAP net income of $75.0 million, compared to $61.1 million in 2019; *non-GAAP net income of $89.1 million, compared to $62.4 million in 2019
•	Record GAAP diluted earnings per share of $1.78, compared to $1.60 in 2019; *non-GAAP diluted earnings per share of $2.11, compared to $1.63 in 2019
•	76% increase in international (non-U.S.) revenues as compared to 2019

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2020	Q4 2019	FY 2020	FY 2019
Revenues	$75,187	$47,002	$206,107	$156,361
Gross Margins	86%	87%	85%	87%
Net Income Attributable to InMode Ltd.	$36,114	$19,038	$75,030	$61,145
Earnings per Diluted Share	$0.85	$0.46	$1.78	$1.60

*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q4 2020	Q4 2019	FY 2020	FY 2019
Gross Margins	86%	87%	85%	87%
Net Income Attributable to InMode Ltd.	$39,850	$19,311	$89,143	$62,390
Earnings per Diluted Share	$0.94	$0.46	$2.11	$1.63

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“We reported outstanding 2020 results with record fourth quarter and full year financial performance, despite the disruptions caused by the COVID-19 pandemic. We took bold strategic steps this year to solidify our leading market position, expanding our sales & marketing efforts and increasing our headcount with the industry’s top professionals,” commented Moshe Mizrahy, InMode’s CEO.

“Our innovative hands-free and minimally invasive technology gained significant traction this year, driven by new product launches such as Evolve, Evoke and Morpheus8,” commented Dr. Michael Kreindel, InMode’s CTO and co-founder. “These unique platforms offer effective full-body and facial aesthetic solutions for patients who want to avoid hospitalization and invasive procedures, which are required for traditional plastic surgery. We are being recognized across the market as a true innovator and plan to introduce our electro-surgical technologies into new medical categories such as gynecology and ophthalmology in 2021.”

“We are extremely pleased with the progress achieved in 2020. The focus our sales and marketing team maintained throughout one of the most difficult times in history is a testament to the quality and dedication of our team,” commented Shakil Lakhani, President of North America. “Through the investments we made this year, we developed a successful formula to create demand for our new technologies, engage physicians, and convert growing interest into sales.”

Fourth Quarter 2020 Financial Results

“Total revenues for the fourth quarter of 2020 were $75.2 million, an increase of 60% as compared to the fourth quarter of 2019. The increase in revenues was primarily attributable to the expansion of our direct sales organization in the United States and the continued momentum of our hands-free technology, as well as the recently introduced Morpheus8 Body fractional technology. Moreover, we continued to gain traction in international markets, mainly in Asia-Pacific regions, with international revenues growing 102% year-over-year,” commented Yair Malca, CFO.

GAAP gross margin for the fourth quarter of 2020 was 86%, compared to a gross margin of 87% in the fourth quarter of 2019. *Non-GAAP gross margin for the fourth quarter of 2020 was 86%, compared to a gross margin of 87% in the fourth quarter of 2019. This decrease was primarily attributable to the increase of sales in international markets, mainly in countries where we operate through distributors.

GAAP operating margin for the fourth quarter of 2020 was 47%, compared to 38% in the fourth quarter of 2019. *Non-GAAP operating margin for the fourth quarter of 2020 was 51%, compared to 39% in the fourth quarter of 2019. This increase in operating margin was primarily attributable to economies of scale derived from the Company’s accelerated growth, as well as a decrease in marketing activities in the United States such as event and conference participation, due to restrictions caused by the COVID-19 pandemic.

InMode reported GAAP net income attributable to InMode Ltd of $36.1 million, or $0.85 per diluted share, in the fourth quarter of 2020 compared to $19.0 million, or $0.46 per diluted share, in the fourth quarter of 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd of $39.9 million, or $0.94 per diluted share, in the fourth quarter of 2020, compared to $19.3 million, or $0.46 per diluted share, in the fourth quarter of 2019.

Full Year 2020 Financial Results

Total revenues for 2020 were $206.1 million, an increase of 32% as compared to 2019. This increase was primarily attributable to strong demand for our hands-free platforms, which contributed $65.3 million to total 2020 revenues. In addition, InMode gained traction in international markets, with international revenues growing 76% year-over-year.

GAAP gross margin for 2020 was 85%, compared to a gross margin of 87% in 2019. *Non-GAAP gross margin for 2020 was 85%, compared to a gross margin of 87% in 2019. This decrease was primarily attributable to the increase of sales in international markets, mainly in countries where we operate through distributors.

GAAP operating margin for 2020 was 35%, compared to the operating margin of 38% in 2019. *Non-GAAP operating margin for 2020 was 42%, compared to the operating margin of 39% in the full year of 2019. This increase in *non-GAAP operating margin was primarily attributable to decreased marketing activities in the United States such as event and conference participation, due to restrictions caused by the COVID-19 pandemic.

InMode reported GAAP net income attributable to InMode Ltd. of $75.0 million, or $1.78 per diluted share, in 2020. This is compared with GAAP net income attributable to InMode Ltd of $61.1 million, or $1.60 per diluted share, in 2019. On a *non-GAAP basis, InMode reported net income attributable to InMode Ltd. of $89.1 million, or $2.11 per diluted share, in the full year of 2020, compared to net income attributable to InMode Ltd. of $62.4 million, or $1.63 per diluted share, in the full year of 2019.

As of December 31, 2020, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $260.5 million.

2021 Financial Outlook

Management provided an outlook for the full year of 2021, the period ending December 31, 2021. Based on current estimates, management expects:

●	Revenues between $250 million to $260 million
●	*Non-GAAP gross margin between 84% to 86%
●	*Non-GAAP income from operations between $100 million to $104 million
●	*Non-GAAP earnings per diluted share between $2.34 to $2.45

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release includes certain non-GAAP financial measures including non-GAAP net income, non-GAAP diluted earnings per share and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes that they provide greater transparency to investors of management's view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare the performance of InMode to that of its peers, although InMode’s presentation of its non-GAAP measures may not be comparable to other similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, co-founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, February 10, 2021, at 8:30 a.m. Eastern Time to discuss the fourth quarter and full year 2020 financial results.

The Company encourages participants to pre-register for the conference call using the following link: https://dpregister.com/sreg/10151158/e064a3345e. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from February 10, 2021 at 12 p.m. Eastern Time to February 24, 2021 at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 10151158

A replay will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio-frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically-accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements
The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategy plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2020, risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
REVENUES	75,187	47,002	206,107	156,361
COST OF REVENUES	10,575	6,045	30,849	20,238
GROSS PROFIT	64,612	40,957	175,258	136,123
OPERATING EXPENSES:
Research and development	2,260	1,587	9,467	5,699
Sales and marketing	25,239	20,127	86,532	66,848
General and administrative	1,673	1,265	6,418	3,958
TOTAL OPERATING EXPENSES	29,172	22,979	102,417	76,505
INCOME FROM OPERATIONS	35,440	17,978	72,841	59,618
Finance income, net	1,228	1,159	3,291	2,423
INCOME BEFORE TAXES	36,668	19,137	76,132	62,041
INCOME TAXES	598	165	1,107	883
NET INCOME	36,070	18,972	75,025	61,158
Add: Loss (net income) attributable to non-controlling interests	44	66	5	(13)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	36,114	19,038	75,030	61,145

NET INCOME PER SHARE:
Basic	0.96	0.58	2.08	2.09
Diluted	0.85	0.46	1.78	1.60
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	37,593	32,781	36,057	29,232
Diluted	42,389	41,639	42,092	38,059

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	December 31, 2020	December 31, 2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	68,938	44,727
Marketable securities (amortized cost of $141,544 and $119,983, respectively)	142,007	120,144
Short-term bank deposits	49,589	28,491
Accounts receivable, net of allowance for doubtful accounts of $672 and $432, respectively	10,499	6,628
Other receivables	3,575	3,810
Inventories	14,983	9,408
TOTAL CURRENT ASSETS	289,591	213,208
NON-CURRENT ASSETS:
Accounts receivable	477	374
Other receivables	2,894	-
Deferred income taxes, net	64	1,899
Operating lease right-of-use assets	1,153	1,369
Property and equipment, net	982	935
Other investments	600	600
TOTAL NON-CURRENT ASSETS	6,170	5,177
TOTAL ASSETS	295,761	218,385

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	6,410	3,702
Contract liabilities	11,900	15,587
Other liabilities	16,720	13,205
TOTAL CURRENT LIABILITIES	35,030	32,494
NON-CURRENT LIABILITIES:
Contract liabilities	1,988	3,813
Other liabilities	2,910	1,494
Operating lease liabilities	358	744
Deferred income taxes, net	-	37
TOTAL NON-CURRENT LIABILITIES	5,256	6,088
TOTAL LIABILITIES	40,286	38,582

TOTAL SHAREHOLDERS’ EQUITY	255,475	179,803
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	295,761	218,385

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	36,070	18,972	75,025	61,158
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	109	88	416	302
Share-based compensation expenses	3,231	358	12,845	1,557
Allowance for doubtful accounts	(24)	(55)	442	78
Loss on marketable securities, net	3	3	5	3
Finance income, net	(614)	(440)	(625)	(835)
Deferred income taxes, net	556	(383)	1,729	(594)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	5,667	1,046	(4,416)	449
Increase in other receivables	(1,687)	(666)	(2,647)	(1,316)
Increase in inventories	(112)	(913)	(5,575)	(2,445)
Increase (decrease) in accounts payable	2,127	(667)	2,708	92
Increase in other liabilities	113	1,676	4,830	4,094
Increase (decrease) in contract liabilities	(3,852)	8,400	(5,512)	9,663
Decrease in accrued contingencies	-	-	-	(10,000)
Net cash provided by operating activities	41,587	27,419	79,225	62,206
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposit	(6,000)	(13,500)	(55,699)	(47,810)
Proceeds from short-term deposit	-	11,000	34,810	29,500
Purchase of fixed assets	(35)	(175)	(463)	(693)
Other investments	-	(600)	-	(600)
Purchase of marketable securities	(50,295)	(82,802)	(169,689)	(165,423)
Proceeds from sale of marketable securities	29,950	54,471	147,736	72,574
Net cash (used in) investing activities	(26,380)	(31,606)	(43,305)	(112,452)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of ordinary shares, net of offering costs	-	-	-	69,784
Repurchase of ordinary shares	(17,218)	-	(17,218)	-
Exercise of options	1,528	74	4,776	389
Net cash provided by (used in) financing activities	(15,690)	74	(12,442)	70,173
EFFECT OF EXCHANGE RATE CHANGES ON CASH	586	135	733	79
NET INCREASE IN CASH AND CASH EQUIVALENTS	103	(3,978)	24,211	20,006

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	68,835	48,705	44,727	24,721
CASH AND CASH EQUIVALENTS AT END OF PERIOD	68,938	44,727	68,938	44,727

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenues by Geography:
United States	53,725	36,386	149,488	124,199
International	21,462	10,616	56,619	32,162
Total Net Revenue	75,187	47,002	206,107	156,361
U.S. as percentage of total revenue	71%	77%	73%	79%

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended December 31, 2020			Three months ended December 31, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	75,187	-	75,187	47,002	-	47,002
COST OF REVENUES	10,575	(140)	10,435	6,045	(32)	6,013
GROSS PROFIT	64,612	140	64,752	40,957	32	40,989
OPERATING EXPENSES:
Research and development	2,260	(132)	2,128	1,587	(13)	1,574
Sales and marketing	25,239	(2,829)	22,410	20,127	(271)	19,856
General and administrative	1,673	(130)	1,543	1,265	(42)	1,223
TOTAL OPERATING EXPENSES	29,172	(3,091)	26,081	22,979	(326)	22,653
INCOME FROM OPERATIONS	35,440	3,231	38,671	17,978	358	18,336
Finance income, net	1,228	-	1,228	1,159	-	1,159
INCOME BEFORE TAXES	36,668	3,231	39,899	19,137	358	19,495
INCOME TAXES (TAX BENEFIT)	598	(505)	93	165	85	250
NET INCOME	36,070	3,736	39,806	18,972	273	19,245
Add: Loss attributable to non-controlling interests	44	-	44	66	-	66
NET INCOME ATTRIBUTABLE TO INMODE LTD.	36,114	3,736	39,850	19,038	273	19,311

NET INCOME PER SHARE:
Basic	0.96		1.06	0.58		0.59
Diluted	0.85		0.94	0.46		0.46
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	37,593		37,593	32,781		32,781
Diluted	42,389		42,490	41,639		41,657

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Year Ended December 31, 2020			Year Ended December 31, 2019
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	206,107	-	206,107	156,361	-	156,361
COST OF REVENUES	30,849	(520)	30,329	20,238	(94)	20,144
GROSS PROFIT	175,258	520	175,778	136,123	94	136,217
OPERATING EXPENSES:
Research and development	9,467	(2,264)	7,203	5,699	(179)	5,520
Sales and marketing	86,532	(9,398)	77,134	66,848	(1,158)	65,690
General and administrative	6,418	(663)	5,755	3,958	(126)	3,832
TOTAL OPERATING EXPENSES	102,417	(12,325)	90,092	76,505	(1,463)	75,042
INCOME FROM OPERATIONS	72,841	12,845	85,686	59,618	1,557	61,175
Finance income, net	3,291	-	3,291	2,423	-	2,423
INCOME BEFORE TAXES	76,132	12,845	88,977	62,041	1,557	63,598
INCOME TAXES (TAX BENEFIT)	1,107	(1,268)	(161)	883	312	1,195
NET INCOME	75,025	14,113	89,138	61,158	1,245	62,403
Add: Loss (net income) attributable to non-controlling interests	5	-	5	(13)	-	(13)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	75,030	14,113	89,143	61,145	1,245	62,390

NET INCOME PER SHARE:
Basic	2.08		2.47	2.09		2.13
Diluted	1.78		2.11	1.60		1.63
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	36,057		36,057	29,232		29,232
Diluted	42,092		42,201	38,059		38,085